Exhibit 99.1

Nanox Announces Third Quarter of 2024 Financial Results and Provides Business Update

Made progress deploying all components of the Nanox solution including Nanox.ARC and Nanox.AI

Expanded US sales and support staff a key component of global strategic growth plan

Management to host conference call and webcast Thursday, November 21, 2024 at 8:30 AM ET

PETACH TIKVA, Israel — November 21, 2024 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the third quarter ended September 30, 2024 and provided a business update.

Recent Highlights:

●	Generated $3.0 million in revenue in the third quarter of 2024, compared to $2.5 million in the third quarter of 2023.

●	Continued to expand the US sales and support teams, and made progress in deployment, with dozens of units deployed globally.

●	Growth of the Nanox.AI business continued apace, signing new distribution agreements with SpinexMedical, and extending our agreements with users such as: Corewell Health, Dandelion health and Oxford University Hospitals extending the use of the Nanox.AI solutions.

●	Multi-site clinical trial aimed at generating data supporting the clinical value of the Nanox.ARC is in progress at Beilinson hospital in Israel and in Ghana.

“I am more confident than ever in the future of Nanox as we accelerate the deployment of our Nanox.ARC and Nanox.AI technologies across the U.S. and international markets.” said Erez Meltzer, Nanox Chief Executive Officer and Acting Chairman. “The positive feedback from healthcare providers and patients underscores the transformative potential of our solutions across the healthcare continuum. On the regulatory front, we are working closely with the FDA on our application for full body scanning, and the European Union regulatory bodies to complete the CE Mark designation process. We believe securing these approvals will further solidify our position in the market, while significantly expanding our total addressable market. Coupled with our growing sales and support infrastructure we have established this past year, we are well-positioned to maintain our strong commercial momentum into 2025 and beyond.”

Financial results for three months ended September 30, 2024

For the three months ended September 30, 2024 (the “reported period”), the Company reported a net loss of $13.6 million, compared to a net loss of $21.4 million for the three months ended September 30, 2023 (which is referred as the “comparable period”), representing a decrease of $7.8 million. The decrease was largely due to a decrease of $7.4 million in expenses related to the impairment of Goodwill which were recorded in the comparable period.

The Company reported revenue of $3.0 million in the reported period, compared to $2.5 million in the comparable period. During the reported period, the Company generated revenue through teleradiology services, the sales of its Imaging devices and services and the sale of its AI solutions.

The Company’s gross loss during the reported period totaled $2.8 million (gross loss margin of 93%) on a GAAP basis, as compared to $1.7 million (gross loss margin of 67%) in the comparable period. Non-GAAP gross loss for the reported period was $0.2 million (gross loss margin of approximately 6%), as compared to Non-GAAP gross profit of $0.9 million (gross profit margin of approximately 37%) in the comparable period.

The Company’s revenue from teleradiology services for the reported period was $2.6 million, compared to revenue of $2.2 million in the comparable period. The increase in the Company’s revenue from teleradiology services was mainly attributable to customer retention and increased volume of the Company’s reading services during the weekdays shifts.

The Company’s GAAP gross profit from teleradiology services for the reported period was $0.3 million (gross profit margin of approximately 13%), compared to $0.2 million (gross profit margin of approximately 11%) in the comparable period. Non-GAAP gross profit of the Company’s teleradiology services for the reported period was $0.9 million (gross profit margin of approximately 35%) compared to gross profit of $0.8 million (gross profit margin of approximately 36%) in the comparable period.

During the reported period the Company generated revenue through the sales and deployment of its imaging systems which amounted to $29 thousand for the reported period, with a gross loss of $1.5 million on a GAAP and non-GAAP basis compared to revenue of $99 thousand with a gross profit of $36 thousand (gross profit margin of approximately 37%) on a GAAP and Non-GAAP basis in the comparable period. The revenue stems from the sale and deployment of our 2D systems in Africa and our Nanox.ARC systems in the U.S.

The Company’s revenue from its AI solutions for the reported period was $0.4 million with a gross loss of $1.6 million on a GAAP basis, compared to revenue of $141 thousand with a gross loss of $1.9 million in the comparable period. Non-GAAP gross profit of the Company’s AI solutions for the reported period was $0.4 million, compared to $0.1 million in the comparable period.

Research and development expenses, net, for the reported period were $4.7 million, compared to $6.0 million in the comparable period, reflecting a decrease of $1.3 million. The decrease was mainly due to a decrease of $0.3 million in salaries and wages and a decrease of $0.4 million in share-based compensation and $0.6 million in expenses related to our research and development activities.

Sales and marketing expenses for the reported period were $0.9 million compared to $1.1 in the comparable period.

General and administrative expenses for the reported period were $5.7 million, compared to $5.0 million in the comparable period. The increase of $0.7 million was mainly due to an increase of $0.5 million in share-based compensation, increase in our legal expenses in the amount of $0.5 million which was offset by a decrease in the cost of the directors’ and officers’ liability insurance premium in the amount of $0.3 million.

Non-GAAP net loss attributable to ordinary shares for the reported period was $8.7 million, compared to $9.4 million in the comparable period. The decrease of $0.7 million was mainly due to a decrease in non-GAAP operating expenses of $1.8 which was offset by a decrease of $1.1 million in our non-GAAP gross profit.

Non-GAAP gross loss for the reported period was $0.2 million, compared to a Non-GAAP gross profit of $0.9 million in the comparable period. Non-GAAP research and development expenses, net for the reported period, were $4.0 million, compared to $4.9 million in the comparable period. Non-GAAP sales and marketing expenses for the reported period were $0.6 million, compared to $0.9 million in the comparable period. Non-GAAP general and administrative expenses for the reported and comparable periods were $4.5 million.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability, impairment of Goodwill, expenses related to an offering and legal fees in connection with the class-action litigation and the SEC investigation. A reconciliation between GAAP and non-GAAP financial measures for the three- and nine-months periods ended September 30, 2024, and 2023 is provided in the financial results that are part of this press release.

Liquidity and Capital Resources

As of September, 30, 2024, the Company had total cash, cash equivalents, restricted deposits and marketable securities of $57.1 million, compared to $82.8 million as of December 31, 2023. The decrease of $25.7 million during the reported period was primarily due to negative cash flow from operations of $26.1 million.

Other Assets

As of September 30, 2024 the Company had property and equipment of $44.7 million, compared to $42.3 million as of December 31, 2023.

As of September, 30, 2024, the Company had intangible assets of $72.6 million compared to $80.6 million as of December 31, 2023. The decrease was attributable to the periodic amortization of intangible assets in the amount of $8.0 million.

Shareholders’ Equity

As of September 30, 2024, the Company had approximately 58.5 million shares outstanding. As of December 31, 2023, the Company had approximately 57.8 million shares outstanding.

Conference Call and Webcast Details

Tuesday, November 21, 2024 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and novel digital source. Nanox’s vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI for smarter diagnostics and maintaining a clinically-driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; Nanox.AI – an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance its better health outcomes worldwide. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, those relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces, including the continuation and escalation of the military conflicts in Israel and current war between Israel and Hamas; (x) the costs incurred with respect to and the outcome of litigation Nanox is currently subject to and any similar or other claims and potential litigation it may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses,impairment of Goodwill, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	September 30, 2024	December 31, 2023
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	38,193	56,377
Restricted deposit	46	46
Marketable securities	18,517	26,006
Accounts receivables net of allowance for credit losses of $55 as of September 30, 2024 and December 31, 2023, respectively.	1,492	1,484
Inventories	1,032	2,356
Prepaid expenses	230	1,274
Other current assets	930	1,092
TOTAL CURRENT ASSETS	60,440	88,635

NON-CURRENT ASSETS:
Restricted deposit	330	327
Property and equipment, net	44,657	42,343
Operating lease right-of-use asset	3,961	4,573
Intangible assets	72,648	80,607
Other non-current assets	1,905	2,163
TOTAL NON-CURRENT ASSETS	123,501	130,013
TOTAL ASSETS	183,941	218,648

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current maturities of long-term loan	3,410	3,490
Accounts payable	1,331	3,303
Accrued expenses	3,300	3,920
Deferred revenue	297	543
Current maturities of operating lease liabilities	737	861
Other current liabilities	3,953	3,407
TOTAL CURRENT LIABILITIES	13,028	15,524

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,661	4,045
Deferred tax liability	2,670	2,953
Other long-term liabilities	695	612
TOTAL NON-CURRENT LIABILITIES	7,026	7,610
TOTAL LIABILITIES	20,054	23,134

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at September 30, 2024 and December 31 2023,58,521,934 and 57,778,628 issued and outstanding at September 30, 2024 and December 31, 2023, respectively	167	165
Additional paid-in capital	523,396	515,887
Accumulated other comprehensive loss	12	(305)
Accumulated deficit	(359,688)	(320,233)
TOTAL SHAREHOLDERS’ EQUITY	163,887	195,514
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	183,941	218,648

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2023	2024	2023
REVENUE	8,283	7,508	3,031	2,479

COST OF REVENUE	16,002	12,384	5,843	4,141

GROSS LOSS	(7,719)	(4,876)	(2,812)	(1,662)

OPERATING EXPENSES:
Research and development, net	14,781	19,237	4,749	6,038
Sales and marketing	2,521	3,134	887	1,146
General and administrative	16,669	20,481	5,711	5,047
Goodwill impairment	-	7,420	-	7,420
Change in contingent earnout liability	-	(4,506)	-	17
Other expenses (income), net	81	1,260	(20)	663
TOTAL OPERATING EXPENSES	34,052	47,026	11,327	20,331
OPERATING LOSS	(41,771)	(51,902)	(14,139)	(21,993)
REALIZED INCOME (LOSS) FROM SALE OF MARKETABLE SECURITIES	2	(178)	2	-
FINANCIAL INCOME, net	2,050	1,292	404	511
OPERATING LOSS BEFORE INCOME TAXES	(39,719)	(50,788)	(13,733)	(21,482)

INCOME TAX BENEFIT	264	260	94	79
NET LOSS	(39,455)	(50,528)	(13,639)	(21,403)

BASIC AND DILUTED LOSS PER SHARE	(0.68)	(0.90)	(0.23)	(0.37)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	58,182	55,900	58,624	57,148
Comprehensive Loss:
Net Loss	(39,455)	(50,528)	(13,639)	(21,403)
Other comprehensive loss:

Reclassification of net income (losses) realized in income statement	2	(178)	2	(178)
Unrealized gain from available for-sale securities	315	1,506	62	545
Total comprehensive loss	(39,138)	(49,200)	(13,575)	(21,036)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2024	57,778,628	165	515,887	(305)	(320,233)	195,514

Changes during the period:

Issuance of ordinary shares upon exercise of options	743,306	2	1,664	-	-	1,666
Share-based compensation	-	-	5,845	-	-	5,845
Unrealized gain from marketable securities	-	-	-	317	-	317
Net loss for the period	-	-	-	-	(39,455)	(39,455)
BALANCE AT SEPTEMBER 30, 2024	58,521,934	167	523,396	12	(359,688)	163,887

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680
Changes during the period:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of options	224,938	*	870	-	-	870
Issuance of ordinary shares under settlement agreement with former shareholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Other comprehensive gain	-	-	-	1,328	-	1,328
Share-based compensation	-	-	4,981	-	-	4,981
Net loss for the period	-	-	-	-	(50,528)	(50,528)
BALANCE AT SEPTEMBER 30, 2023	57,717,425	165	512,497	(646)	(309,985)	202,031

*	Less than $1.

**	Issuance expenses totaled to $2,861

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JULY 1, 2024	58,497,123	167	521,069	(52)	(346,049)	175,135
Changes during the period:
Issuance of ordinary shares upon exercise of options	24,811	*	60	-	-	60
Other comprehensive gain	-	-	-	64	-	64
Share-based compensation	-	-	2,267	-	-	2,267
Net loss for the period	-	-	-	-	(13,639)	(13,639)
BALANCE AT SEPTEMBER 30, 2024	58,521,934	167	523,396	12	(359,688)	163,887

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JULY 1, 2023	55,559,767	159	482,971	(1,013)	(288,582)	193,535
Changes during the period:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of options	14,800	*	275	-	-	275
Other comprehensive gain	-	-	-	367	-	367
Share-based compensation	-	-	2,118	-	-	2,118
Net loss for the period	-	-	-	-	(21,403)	(21,403)
BALANCE AT SEPTEMBER 30, 2023	57,717,425	165	512,497	(646)	(309,985)	202,031

*	Less than $1.

**	Issuance expenses totaled to $2,861

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(39,455)	(50,528)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	5,845	4,981
Amortization of intangible assets	7,959	7,959
Impairment of Goodwill	-	7,420
Exchange rate differentials	(108)	(228)
Change in contingent earnout liability	-	(4,506)
Depreciation	839	753
Deferred tax liability, net	(283)	(283)
Realized loss (income) from sale of marketable securities	(2)	178
Amortization of premium, discount and accrued interest on marketable securities	(113)	717
Impairment of property and equipment	116	883
Changes in Operating Assets and Liabilities:
Accounts receivable	(8)	(186)
Inventories	(140)	-
Prepaid expenses and other current assets	1,206	2,395
Other non-current assets	183	38
Accounts payable	(1,972)	(1,378)
Operating lease assets and liabilities	104	(15)
Accrued expenses and other liabilities	(74)	(477)
Deferred Revenue	(246)	(63)
Other long-term liabilities	83	77
Net cash used in operating activities	(26,066)	(32,263)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(1,730)	(2,775)
Purchase of marketable securities	(33,017)	-
Proceeds from maturity of marketable securities	40,938	35,112
Proceeds from sale of marketable securities	-	822
Net cash provided by investing activities	6,191	33,159

CASH FLOWS FROM FINANCING ACTIVITIES:

Payment due to settlement of contingent earnout liabilities	-	(790)
Proceeds from issuance of ordinary shares and warrants, net of issuance expenses	-	27,139
Proceeds from issuance of ordinary shares upon exercise of options	1,666	870
Net cash provided by/(used in) financing activities	1,666	27,219
EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	25	93
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(18,184)	28,208
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	56,377	38,529
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE PERIOD	38,193	66,737

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	106	99
Cash paid for income taxes	51	22
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Ordinary shares issued in connection with earnout liability	-	1,561
Operating lease liabilities arising from obtaining operating right-of use assets	-	2,495
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS:
Cash and cash equivalents	38,193	66,384
Restricted cash equivalents	-	353
Total cash, cash equivalents and restricted cash equivalents	38,193	66,737

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, Non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, impairment of Goodwill, change in contingent earnout liability, expenses related to an offering and legal fees in connection with the class-action litigation and the SEC investigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
GAAP net loss attributable to ordinary shares	39,455	50,528	13,639	21,403
Non-GAAP adjustments:
Less (Add): Class-action litigation and SEC investigation	76	4,203	-	(214)
Less: Amortization of intangible assets	7,959	7,959	2,653	2,653
Less: Impairment of goodwill	-	7,420		7,420
Less: Offering expenses	420	-	-	-
Less (Add): Change in the fair value of earn out liabilities’ obligation	-	(4,506)	-	17
Less: accrual in connection with the estimated settlement of the SEC investigation	-	650	-	-
Less: Share-based compensation	5,845	4,981	2,267	2,118
Non-GAAP net loss attributable to ordinary shares	25,155	29,821	8,719	9,409
BASIC AND DILUTED LOSS PER SHARE	0.43	0.53	0.15	0.16
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	58,182	55,900	58,624	57,148

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	16,002	12,384	5,843	4,141
Non-GAAP adjustments:
Amortization of intangible assets	7,668	7,668	2,556	2,556
Share-based compensation	173	41	61	13
Non-GAAP cost of revenue	8,161	4,675	3,226	1,572

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(7,719)	(4,876)	(2,812)	(1,662)
Non-GAAP adjustments:
Amortization of intangible assets	7,668	7,668	2,556	2,556
Share-based compensation	173	41	61	13
Non-GAAP gross profit (loss)	122	2,833	(195)	907

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(93)%	(65)%	(93)%	(67)%
Non-GAAP adjustments:
Amortization of intangible assets	92%	102%	85%	103%
Share-based compensation	2%	1%	2%	1%
Non-GAAP gross profit (loss) margin	1%	38%	(6)%	37%

Reconciliation of GAAP research and development, expenses to Non-GAAP research and development expenses, net (U.S. dollars in thousands)

GAAP research and development expenses, net	14,781	19,237	4,749	6,038
Non-GAAP adjustments:
Share-based compensation	2,039	2,893	723	1,158
Non-GAAP research and development expenses, net	12,742	16,344	4,026	4,880

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	2,521	3,134	887	1,146
Non-GAAP adjustments:
Amortization of intangible assets	291	291	97	97
Share-based compensation	572	334	222	149

Non-GAAP sales and marketing expenses	1,658	2,509	568	900

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	16,669	20,481	5,711	5,047
Non-GAAP adjustments:
Class-action litigation and SEC investigation	76	4,203	-	(214)
Offering expenses	420	-	-	-
Share-based compensation	3,061	1,713	1,261	798

Non-GAAP general and administrative expenses	13,112	14,565	4,450	4,463

Reconciliation of GAAP other expenses to Non-GAAP other expenses (income) (U.S. dollars in thousands)

GAAP other expenses (income)	81	1,260	(20)	663
Non-GAAP adjustments:
Accrual in connection with the estimated settlement of the SEC investigation	-	650	-	-

Non-GAAP other expenses (income)	81	610	(20)	663